TSX/NYSE/PSE: MFC	SEHK: 945
C$ unless otherwise stated
For Immediate Release
December 22, 2017
Manulife announces portfolio asset mix changes to free up capital, reduce risk and lower volatility in its legacy blocks, and updates its
U.S. tax reform guidance

Portfolio asset mix changes are expected to result in an estimated $1 billion charge in the fourth quarter and free up $2 billion of capital over the next 12-18 months

U.S. tax reform is expected to result in an estimated $1.9 billion charge in the fourth quarter and benefit annual earnings by approximately $250 million beginning in 2018

Toronto – Manulife Financial Corporation ("Manulife") today announced that following a review of the investment strategy of its legacy businesses, it has made the decision to reduce the allocation to alternative long duration assets (ALDA) in its portfolio asset mix over the next 12-18 months.

"The change in the asset mix of our legacy businesses is an important step in our commitment to optimize the return on capital of our portfolio. The reduction in alternative long duration assets will result in more efficient capital usage and an improved risk profile," said Manulife President & Chief Executive Officer Roy Gori. "As we execute on investment asset dispositions over the next 12-18 months, we will free up capital which can be redeployed to support our future growth."

This decision to change the portfolio asset mix is expected to result in a charge to net income attributable to shareholders of approximately $1 billion after-tax or $0.50 per common share in the fourth quarter and to free up $2 billion in capital over the next 12-18 months. The decision will negatively impact core earnings in the short-term by approximately $50-60 million per year after-tax, until such time as Manulife redeploys the net $1 billion capital benefit towards higher return businesses.

In Manulife's third quarter earnings press release, the Company stated that an incremental 1% decline in the U.S. corporate tax rate would result in an immediate US$60 million charge, but improve expected future net income and core earnings by approximately US$15 million per year. Manulife also stated that there were other components of the draft legislation that could be adverse to the Company, but that prospects for these changes were unknown.

With the U.S. tax legislation finalized and signed into law, Manulife is now in a position to update that disclosure. The Company estimates a charge of approximately $1.9 billion, after-tax, or $0.96 per common share and that the lower corporate tax rate is expected to benefit net income and core earnings by approximately $250 million per year commencing in 2018.  The charge will be included in the Company's fourth quarter results, which will be reported on February 7, 2018.

The estimated amount of the charge reflects the impact of U.S. tax reform on policyholder liabilities and deferred tax assets which includes the lowering of the U.S. corporate tax rate from 35% to 21% and limits on the tax deductibility of reserves.

The combined change in portfolio asset mix and the impact of U.S. tax reform is expected to have a beneficial impact on common shareholders' return on equity (ROE). The Company's estimates for fourth quarter charges, longer-term earnings benefits, freed up capital and ROE are based on currently available information and may change as additional information becomes available.

About Manulife
Manulife Financial Corporation is a leading international financial services group that helps people achieve their dreams and aspirations by putting customers' needs first and providing the right advice and solutions. We operate primarily as John Hancock in the United States and Manulife elsewhere. We provide financial advice, insurance, as well as wealth and asset management solutions for individuals, groups and institutions. At the end of 2016, we had approximately 35,000 employees, 70,000 agents, and thousands of distribution partners, serving more than 22 million customers. As of September 30, 2017, we had over $1 trillion (US$806 billion) in assets under management and administration, and in the previous 12 months we made $27.1 billion in payments to our customers. Our principal operations are in Asia, Canada and the United States where we have served customers for more than 100 years. With our global headquarters in Toronto, Canada, we trade as 'MFC' on the Toronto, New York, and the Philippine stock exchanges and under '945' in Hong Kong.

Caution regarding forward-looking statements
From time to time, Manulife makes written and/or oral forward-looking statements, including in this document. In addition, our representatives may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the "safe harbour" provisions of Canadian provincial securities laws and the U.S. Private Securities Litigation Reform Act of 1995.
The forward-looking statements in this document relate to the expected impact of the portfolio asset mix changes described in this press release and the recently passed tax reform legislation

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in the United States. Although we believe that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements.
Certain material factors or assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements.
Important factors that could cause actual results to differ materially from expectations include but are not limited to the final interpretation of the tax reform legislation by tax authorities, the amount of time required to reduce the allocation to ALDA in our asset mix and redeploy capital towards higher return businesses, the specific type of ALDA we dispose of and the value realized from such dispositions, general business and economic conditions (including but not limited to the performance, volatility and correlation of equity markets, interest rates, credit and swap spreads, currency rates, investment losses and defaults, market liquidity and creditworthiness of guarantors, reinsurers and counterparties); changes in laws and regulations; changes in accounting standards applicable in any of the territories in which we operate; changes in regulatory capital requirements; our ability to execute strategic plans and changes to strategic plans; downgrades in our financial strength or credit ratings; our ability to maintain our reputation; impairments of goodwill or intangible assets or the establishment of provisions against future tax assets; the accuracy of estimates relating to morbidity, mortality and policyholder behaviour; the accuracy of other estimates used in applying accounting policies, actuarial methods and embedded value methods; our ability to implement effective hedging strategies and unforeseen consequences arising from such strategies; our ability to source appropriate assets to back our long-dated liabilities; level of competition and consolidation; our ability to market and distribute products through current and future distribution channels; unforeseen liabilities or asset impairments arising from acquisitions and dispositions of businesses; the realization of losses arising from the sale of investments classified as available-for-sale; our liquidity, including the availability of financing to satisfy existing financial liabilities on expected maturity dates when required; obligations to pledge additional collateral; the availability of letters of credit to provide capital management flexibility; accuracy of information received from counterparties and the ability of counterparties to meet their obligations; the availability, affordability and adequacy of reinsurance; legal and regulatory proceedings, including tax audits, tax litigation or similar proceedings; our ability to adapt products and services to the changing market; our ability to attract and retain key executives, employees and agents; the appropriate use and interpretation of complex models or deficiencies in models used; political, legal, operational and other risks associated with our non-North American operations; acquisitions and our ability to complete acquisitions including the availability of equity and debt financing for this purpose; the failure to realize some or all of the expected benefits of acquisitions; the disruption of or changes to key elements of Manulife's or public infrastructure systems; environmental concerns; our ability to protect our intellectual property and exposure to claims of infringement; and our inability to withdraw cash from subsidiaries.

The forward-looking statements in this document are, unless otherwise indicated, stated as of the date hereof and are presented for the purpose of assisting investors and others in understanding our financial position and results of operations, our future operations, as well as

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our objectives and strategic priorities, and may not be appropriate for other purposes. We do not undertake to update any forward-looking statements, except as required by law.

Media Contact: Marija Mandic Manulife 416-687-3385 marija_mandic@manulife.com	Investor Relations: Robert Veloso Manulife 416-852-8982 robert_veloso@manulife.com

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